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                                                                  EXHIBIT (3)(c)


                           FRISCH'S RESTAURANTS, INC.

                            AMENDMENTS TO REGULATIONS

                            Adopted: October 24, 1996

         RESOLVED, that Article II, Section 1 of the Code of Regulations of the Corporation be amended by adding a new sentence to read as follows: "A majority of the Directors and of each committee of the Directors of the Corporation shall be persons who are not, and have not been within three years of the date of their selection, an officer or employee of the Corporation or a relative of any such person or a person having a material relationship with the Corporation as an advisor or consultant."